June 7, 2005

Mail Stop 0408

By U.S. Mail and Facsimile to (303) 672-0101

Jeffrey D. Rudolph
Chief Executive Officer
Entrust Financial Services, Inc.
6795 E. Tennessee Avenue, 5th Floor
Denver, Colorado 80224

Re:	Entrust Financial Services, Inc.
	Schedule 14A
      Filed May 23, 2005
	File No. 0-23965

Dear Mr. Rudolph:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide the financial information required under Item
14(c)(1) of Schedule 14A. Refer to Question 6 under section H in the third supplement (July 2001) to the Telephone Interpretations
Manual.

2. Please provide a description of the securities for which authorization is being sought. Refer to Item 11 of Schedule 14A.

3. Please disclose the financial information required under Item
13(a) of Schedule 14A.

4. We note that you use the term "Summary Term Sheet" for a 12-page Q
& A. Please revise to include the type of summary term sheet contemplated by Item 1001 of Regulation M-A and Item 14(b)(1) of
Schedule 14A, namely a brief description in bullet-point format of the most material terms of the proposed transaction.

5. Please include the Selected financial data required under Item
14(b)(8) of Schedule 14A.

Summary Term Sheet - page 3

6. Revise the discussions on pages 9 and 23 of the officers` and directors` interests in the transactions to reconcile and update.
Also, please state that these interests are "financial"

Proposal 2 - Approval of the Entrust Financial Stock Sale - page
37

7. Please provide a fuller disclosure of the nature of the discussions that took place between March 28 and April 7, 2005.


*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a state from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      Please contact Gregory Dundas at (202) 551-3436 or me at
(202)
551-3448 with any other questions.

						Sincerely,


Jessica Livingston
Senior Counsel

cc:	 Paul Koenig, Esq.




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Jeffrey D. Rudolph
Entrust Financial Services, Inc.
June 7, 2005
Page 3